Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

June 28, 2024

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: Investors' Exchange LLC – Amendment No. 50 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Division of Trading and Markets:

Enclosed for your review is Amendment No. 50 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as the following exhibit(s)[1]:

Exhibit D	
Addendum D-1	unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2023
Addendum D-2	unaudited financial statements of IEX Data Services (f/k/a IEX Cloud Services LLC) for the fiscal year ending 12/31/2023
Addendum D-3	unaudited financial statements of IEX Data Analytics LLC for the fiscal year ending 12/31/2023
Addendum D-4	unaudited financial statements of SWXTCH.IO LLC for the fiscal year ending 12/31/2023
Addendum D-5	unaudited financial statements of Digital Asset Communications LLC for the fiscal year ending 12/31/2023
Addendum D-6	statement in lieu of financial statements of Digital Asset Communications International Ltd.
Addendum D-7	unaudited financial statements of IEX DAX LLC for the fiscal year ending 12/31/2023
Addendum D-8	unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2023
Addendum D-9	statement in lieu of financial statements of IEX Services LLC

[1] This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

Addendum D-10	unaudited financial statements of IEX DAP Group LLC for the fiscal year ending 12/31/2023
Addendum D-11	statement in lieu of financial statements of IEX DAP LLC
Addendum D-12	unaudited financial statements of IEX DAP Services LLC for the fiscal year ending 12/31/2023
Addendum D-13	unaudited financial statements of IEX Fund LLC for the fiscal year ending 12/31/2023
Exhibit I	
Addendum I-1	audited financial statements of Investors' Exchange LLC for the fiscal year ending 12/31/2023
Exhibit K	
Exhibit M	
Exhibit N	

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addenda currently on file with the Commission. Please contact me with any questions. Thank you.

Regards,

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

Rachel Barnett
Chief Legal Officer
Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/28/24	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007

   24010792
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Rachel Barnett (Name) Chief Legal Officer (Title) (646) 343-2000 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Rachel Barnett, Chief Legal Officer
   3 World Trade Center, 58th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/24
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/24 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Rachel Barnett 99E3C164A5A34F4... (Signature) Rachel Barnett, Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

*Based upon relief from Commission staff, Investors' Exchange LLC is making this filing without notarization.

Investors' Exchange LLC

Date of filing: June 28, 2024

Date as of which the information is accurate: June 28, 2024

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 are the unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2023.

Attached as Addendum D-2 are the unaudited financial statements of IEX Data Services LLC (f/k/a IEX Cloud Services LLC) for the fiscal year ending 12/31/2023.

Attached as Addendum D-3 are the unaudited financial statements of IEX Data Analytics LLC for the fiscal year ending 12/31/2023.

Attached as Addendum D-4 are the unaudited financial statements of SWXTCH.IO LLC for the fiscal year ending 12/31/2023.

Attached as Addendum D-5 are the unaudited financial statements of Digital Asset Communications LLC for the fiscal year ending 12/31/2023.

Attached as Addendum D-6 is a statement in lieu of financial statements of Digital Asset Communications International Ltd.

Attached as Addendum D-7 are the unaudited financial statements of IEX DAX LLC for the fiscal year ending 12/31/2023.

Attached as Addendum D-8 are the unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2023.

Attached as Addendum D-9 is a statement in lieu of financial statements of IEX Services LLC.

Attached as Addendum D-10 are the unaudited financial statements of IEX DAP Group LLC for the fiscal year ending 12/31/2023.

Attached as Addendum D-11 is a statement in lieu of financial statements of IEX DAP LLC.

Attached as Addendum D-12 are the unaudited financial statements of IEX DAP Services LLC for the fiscal year ending 12/31/2023.

Attached as Addendum D-13 are the unaudited financial statements of IEX Fund LLC for the fiscal year ending 12/31/2023.

Addendum D-1

Unaudited financial statements of IEX Ventures LLC
for the fiscal year ending 12/31/2023

IEX Ventures, LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2023

ASSETS		
Cash and cash equivalents	$	173,607
Investment in subsidiaries		31,094,979
Investments		91,937
Due from subsidiaries		15
Total assets	$	31,360,538
LIABILITIES AND EQUITY		
Total Stockholders' Equity	$	31,360,538
Total liabilities and stockholders' equity	$	31,360,538

IEX Ventures, LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2023

Revenues:		
Interest income	$	1,573
Total revenues	$	1,573
Operating expenses:		
Other		1,291
Total expenses		1,291
Net Ordinary Income	$	282
Other income		
Unrealized loss on investment		(200,075)
Total other income (loss)		(200,075)
Net (loss)	$	(199,793)

Addendum D-2

Unaudited financial statements of IEX Data Services LLC (f/k/a IEX Cloud Services LLC)
for the fiscal year ending 12/31/2023

IEX Data Services LLC (f/k/a IEX Cloud Services LLC)
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2023

ASSETS		
Cash and cash equivalents	$	641,954
Software development costs, net of accumulated amortization		4,891,873
Intangible assets		2,734,650
Other assets		255,645
Prepaid expenses		107,951
Total assets	$	8,632,073
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		674,145
Accrued expenses and other liabilities		425,635
Accounts payable		45,321
Due to affiliate		9,015
Total liabilities	$	1,154,116
Total Stockholders' Equity	$	7,477,957
Total liabilities and stockholders' equity	$	8,632,073

IEX Data Services LLC (f/k/a IEX Cloud Services LLC)
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2023

Revenues:		
Subscription revenue	$	2,049,125
Total revenues	$	2,049,125
Cost of revenues:		
Core market data		731,854
Payment processor fees		66,230
Revenue share fees		692
Total cost of revenues	$	798,776
Operating expenses:		
Employee compensation and benefits		3,473,063
Depreciation and amortization		3,680,342
Technology and communications		2,670,022
Professional fees		495,116
Rent and office		434,561
Marketing and travel		210,939
Other		701
Total expenses	$	10,964,744
Net (loss)	$	(9,714,395)

Addendum D-3

Unaudited financial statements of IEX Data Analytics LLC
for the fiscal year ending 12/31/2023

IEX Data Analytics was dissolved in 2023.
Therefore, there is no Statement of Financial Condition as of December 31, 2023.

IEX Data Analytics LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2023

Operating expenses:		
Other		1
Total expenses	$	1
Other expense:		
Loss from discontinued operations		(26,525)
Total other expense	$	(26,525)
Net (loss)	$	(26,526)

Addendum D-4

Unaudited financial statements of SWXTCH.IO LLC
for the fiscal year ending 12/31/2023

SWXTCH.IO LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2023

ASSETS		
Cash and cash equivalents	$	1,217,428
Property and equipment, net of accumulated depreciation		3,584,177
Software development costs, net of accumulated amortization		3,284,705
Other assets		45,366
Prepaid expenses		41,240
Total assets	$	8,172,916
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		1,584,705
Accounts payable		40,187
Accrued expenses and other liabilities		12,500
Total liabilities	$	1,637,392
Total Stockholders' Equity	$	6,535,524
Total liabilities and stockholders' equity	$	8,172,916

SWXTCH.IO LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2023

Revenues:		
Subscription revenue	$	248,698
Other revenue		25,000
Total revenues	$	273,698
Operating expenses:		
Employee compensation and benefits		5,704,841
Depreciation and amortization		3,020,938
Technology and communications		782,099
Rent and office		374,429
Marketing and travel		405,446
Professional fees		502,004
Other		89
Total expenses	$	10,789,846
Net (loss)	$	(10,520,472)

Addendum D-5

Unaudited financial statements of Digital Asset Communications LLC
for the fiscal year ending 12/31/2023

Digital Assets Communications LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2023

ASSETS		
Cash and cash equivalents	$	14,809
Other assets		3
Total assets	$	14,812
LIABILITIES AND EQUITY		
Liabilities:		
Accounts payable		2,510
Accrued expenses and other liabilities		158
Total liabilities	$	2,668
Total Stockholders' Equity	$	12,144
Total liabilities and stockholders' equity	$	14,812

Digital Assets Communications LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2023

Revenues:		
Subscription revenue	$	50,000
Other revenue		4,358
Total revenues	$	54,358
Operating expenses:		
Loss on disposal		5,324,228
Employee compensation and benefits		4,343,520
Depreciation and amortization		1,641,857
Professional fees		1,248,938
Marketing and travel		849,779
Technology and communications		736,555
Rent and office		449,351
Cost of sales		33,506
Total expenses	$	14,627,734
Net (loss)	$	(14,573,376)

Addendum D-6

Statement in lieu of financial statements of Digital Asset Communications International Ltd.

Digital Asset Communications International Ltd. was non-operational in 2023.
Therefore, there are no financial statements for 2023.

Addendum D-7

Unaudited financial statements of IEX DAX LLC
for the fiscal year ending 12/31/2023

IEX DAX LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2023

ASSETS		
Cash and cash equivalents	$	288,424
Property and equipment, net of accumulated depreciation		3,354,166
Prepaid expenses		1,402,653
Software development costs, net of accumulated amortization		952,697
Total assets	$	5,997,940
LIABILITIES AND EQUITY		
Liabilities:		
Due to affiliate		6,965,906
Due to parent		409,628
Total liabilities	$	7,375,534
Total Stockholders' Equity	$	(1,377,594)
Total liabilities and stockholders' equity	$	5,997,940

IEX DAX LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2023

Operating expenses:		
Employee compensation and benefits	$	4,117,752
Technology and communications		2,634,406
Depreciation and amortization		428,796
Rent and office		377,867
Professional fees		217,368
Marketing and travel		100,598
Total expenses	$	7,876,787
Net (loss)	$	(7,876,787)

Addendum D-8

Unaudited financial statements of IEX Group, Inc.
for the fiscal year ending 12/31/2023

IEX Group, Inc. (Stand-alone)
Unaudited Statement of Financial Condition
December 31, 2023

ASSETS		
Cash and cash equivalents	$	21,067,041
Investment in subsidiaries		136,874,933
Deferred tax asset		36,523,080
Marketable securities		31,895,885
Right of use asset		26,029,308
Property and equipment, net of accumulated depreciation of $27,125,485 at December 31, 2023.		15,492,825
Due from subsidiaries		12,390,591
Prepaid expenses		10,547,945
Investments		4,680,164
Software development costs, net of accumulated amortization of $60,315,853 at December 31, 2023.		3,573,929
Other assets		1,883,699
Total assets	$	300,959,400
LIABILITIES AND EQUITY		
Liabilities:		
Lease liability		29,060,349
Accrued expenses and other liabilities		15,478,763
Accounts payable		7,125,768
Total liabilities	$	51,664,880
Stockholders' Equity		
Preferred stock - $0.01 par value		
Convertible Series A-1		3,750
Convertible Series B-1		24,400
Convertible Series C		22,059
Common stock - $0.01 par value		54,606
Treasury stock		(58,586,661)
Additional paid-in capital		292,341,131
Promissory notes receivable, related party		(7,351,173)
Retained earnings		22,786,408
Total Stockholders' Equity	$	249,294,520
Total liabilities and stockholders' equity	$	300,959,400

IEX Group, Inc. (Stand-alone)
Unaudited Statement of Income
For the Year Ended December 31, 2023

Revenues:		
Software licensing revenue	$	3,600,000
Interest income		2,478,591
Total revenues	$	6,078,591
Operating expenses:		
Employee compensation and benefits		4,805,475
Rent and office		1,551,405
Professional fees		1,155,202
Technology and communications		1,028,651
Depreciation and amortization		884,609
Marketing and travel		512,394
Other		49,617
Total expenses	$	9,987,353
Other income		
Gain from settlement		121,310,929
Total other income (loss)		121,310,929
Loss before income taxes		
Income tax expense		(23,830,289)
Net Income	$	93,571,878

Addendum D-9

Statement in lieu of financial statements of IEX Services LLC

IEX Services LLC’s financial statements have been omitted from Form 1, and are filed separately pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

Addendum D-10

Unaudited financial statements of IEX DAP Group LLC
for the fiscal year ending 12/31/2023

IEX Dap Group LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2023

ASSETS		
Cash and cash equivalents	$	409,271
Software development costs, net of accumulated amortization		11,865,441
Due from affiliate		6,965,906
Investment in subsidiaries		1,450,000
Total assets	$	20,690,618
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		1,053,938
Due to affiliate		17,366
Total liabilities	$	1,071,304
Total Stockholders' Equity	$	19,619,314
Total liabilities and stockholders' equity	$	20,690,618

IEX DAP Group LLC had no income or loss in 2023.
Therefore, there is no Statement of Income for 2023.

Addendum D-11

Statement in lieu of financial statements of IEX DAP LLC

IEX DAP LLC’s financial statements have been omitted from Form 1, and are filed separately pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

Addendum D-12

Unaudited financial statements of IEX DAP Services LLC
for the fiscal year ending 12/31/2023

IEX DAP Services LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2023

ASSETS		
Cash and cash equivalents	$	2,000
Prepaid expenses		23,000
Total assets	$	25,000
Total Stockholders' Equity	$	25,000
Total liabilities and stockholders' equity	$	25,000

IEX DAP Services LLC had no income or loss in 2023.
Therefore, there is no Statement of Income for 2023.

Addendum D-13

Unaudited financial statements of IEX Fund LLC
for the fiscal year ending 12/31/2023

IEX Fund LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2023

ASSETS		
Cash and cash equivalents	$	10,803
Investments		498,105
Intangible assets		1,015
Total assets	$	509,923
LIABILITIES AND EQUITY		
Total Stockholders' Equity	$	509,923
Total liabilities and stockholders' equity	$	509,923

IEX Fund LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2023

Operating expenses:		
Employee compensation and benefits	$	736,989
Total expenses	$	736,989
Other income:		
Interest income		66,124
Total other income (loss)	$	66,124
Net (loss)	$	(670,866)

Investors' Exchange LLC

Date of filing: June 28, 2024

Date as of which the information is accurate: June 28, 2024

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached as Addendum I-1 are the audited financial statements of Investors' Exchange LLC for the fiscal year ending 12/31/2023. Investors' Exchange LLC has no consolidated subsidiaries.

Addendum I-1

Audited financial statements of Investors' Exchange LLC
for the fiscal year ending 12/31/2023

INVESTORS' EXCHANGE LLC AND SUBSIDIARY

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023
AND
INDEPENDENT AUDITOR'S REPORT

****

Investors' Exchange LLC and Subsidiary
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Member and Audit Committee of Investors' Exchange LLC

Opinion

We have audited the consolidated financial statements of Investors' Exchange LLC and subsidiary (the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2023, and the related consolidated statements of income, cash flows and changes in member's equity for the year then ended, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte & Touche LLP

June 27, 2024

Investors' Exchange LLC and Subsidiary
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Consolidated Statement of Financial Condition
December 31, 2023

Assets	
Cash	$ 31,066,541
Notes and other receivables, net of allowance	18,052,470
Receivables from members and customers	10,999,280
Capitalized software, net of accumulated amortization	10,397,342
Restricted cash	6,593,277
Receivables from exchanges	3,893,102
Property and equipment, net of accumulated depreciation	3,354,166
Prepaid expenses	1,420,147
Due from affiliates	338,804
TOTAL ASSETS	$ 86,115,129
Liabilities and Member's Equity	
Liabilities:	
Due to affiliates	$ 9,222,751
Section 31 fees payable	8,944,785
Due to parent	8,698,470
Accrued and other liabilities	801,628
TOTAL LIABILITIES	27,667,634
Member's equity:	
Member's equity	58,447,495
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 86,115,129

See notes to consolidated financial statements

Investors' Exchange LLC and Subsidiary
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Consolidated Statement of Income
For the Year Ended December 31, 2023

Revenues:	
Matched fees	$ 95,005,777
Regulatory transaction fees	38,570,282
Routed fees	19,226,921
Tape sharing	16,879,921
Other	5,119,282
Total revenues	174,802,183
Cost of revenues:	
Section 31 fees	38,607,505
Routing fees	18,572,260
Liquidity payments	2,374,149
Clearing fees	966,820
Other	2,168
Total cost of revenues	60,522,902
Total revenues, less cost of revenues	114,279,281
Operating expenses:	
Employee compensation and benefits	44,976,353
Technology and communications	13,196,467
Software utilization fees	11,641,173
Professional fees	6,798,016
Rent and office	5,095,086
Amortization	3,503,338
Regulatory fees	2,910,913
Sales and marketing costs	2,312,586
Other	369,755
Impairment allowance on notes receivable	307,368
Total operating expenses	91,111,055
Net income	$ 23,168,226

See notes to consolidated financial statements

Investors' Exchange LLC and Subsidiary
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities:		
Net income	$	23,168,226
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization		3,503,338
Impairment allowance on notes receivable		307,367
Changes in operating assets and liabilities:		
Prepaid expense		(1,420,147)
Receivables from members and customers		7,282,554
Receivables from exchanges		1,020,591
Section 31 fees payable		(21,742,005)
Due from parent		2,693,132
Due from affiliates		(89,051)
Due to parent		(1,816,764)
Due to affiliates		6,346,445
Accrued and other liabilities		291,740
Net cash provided by operating activities		**19,545,426**
Cash flows from investing activities:		
Issuance of notes receivable		(6,416,344)
Purchase of property and equipment		(3,354,166)
Capitalized software		(8,782,313)
Net cash used in investing activities		**(18,552,823)**
Cash flows from financing activities:		
Capital distributions		(30,000,000)
Net cash used in financing activities		**(30,000,000)**
Net increase in cash and restricted cash		**(29,007,397)**
Cash and restricted cash at beginning of year		**66,667,215**
Cash and restricted cash at end of year	**$**	**37,659,818**
Reconciliation of cash and cash equivalents and restricted cash:		
Cash	$	31,066,541
Restricted cash		6,593,277
	$	37,659,818

See notes to consolidated financial statements

Investors' Exchange LLC and Subsidiary
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Consolidated Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

Balance at December 31, 2022	$	65,279,269
Capital distributions		(30,000,000)
Net income		23,168,226
Balance at December 31, 2023	$	58,447,495

See notes to consolidated financial statements

1. Organization and Nature of Business

Investors' Exchange LLC and Subsidiary (the "Company") is a financial technology company that developed and operates an electronic market for the trading of listed equity securities in the United States (U.S.) The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). The Company was formed in 2014, approved by the Securities and Exchange Commission ("SEC") as a national stock exchange on June 17, 2016 and began business operations on August 19, 2016. On November 29, 2017, the SEC designated securities listed or authorized for listing on the Company as covered securities for purposes of Section 18(b) of the Securities Act, and SEC Rule 146.

The Company is the sole owner of IEX DAX LLC ("DAX"). DAX is a non-operating entity established to operate as a facility of the Company to facilitate the continuous matching and execution of orders in eligible digital assets for its members.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Restricted Cash

Restricted cash represents the amount segregated for the SEC Section 31 fees. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The company collects regulatory transaction fees from its members that are equal to the Section 31 fees. These fees are paid directly to the SEC. The Company holds the cash received on Section 31 fees until payment to the SEC on a semi-annual basis.

Receivables from Members and Exchanges

Receivables from members represent amounts owed to the Company by member firms for matched, routing, and regulatory fees. These receivables are collected through the National Securities Clearing Corporation ("NSCC"), a division of the Depository Trust Clearing Corporation ("DTCC"). Once received, the matched regulatory fee component of the receivable is transferred to the Company's Restricted Cash account. In circumstances where a specific member's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Receivables from exchanges represent amounts owed to the Company by other exchanges for tape sharing revenue.

Notes Receivable

The Company has provided funding to various Consolidated Audit Trail ("CAT") entities in connection with responding to SEC Rule 613. This funding is recorded as notes receivable on the consolidated Statement of Financial Condition, net of allowance for credit losses.

Key terms of the CAT notes are: (1) they are non-interest bearing, (2) are payable on demand, if requested in writing by the holders of the notes representing at least two-thirds of the outstanding principal amount of indebtedness represented by all notes, and (3) any repayment shall be concurrent with a corresponding pro-rata repayment of all other notes.

The Company recognizes an impairment allowance when, based on all available information, it is probable that a loss has been incurred based on events and conditions existing at the date of the consolidated financial statements. See Note 4.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (or Accounting Standards Codification 606, ("ASC 606")). Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. The Company believes that the performance obligation is satisfied on the trade date for matched fees, routed fees, and regulatory transaction fees because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. These revenues represent variable consideration because they are based on the level of trading activity.

Revenue received by the Company from its Members includes matched fees, routing fees, port fees, and real-time market data fees. The Company's primary business is matching equity shares on its trading system for its Members.

Routing fees include fees on orders routed to and executed on other venues on a cost-plus-1-mil basis ($0.0001 per share). Routing services are provided by the Company's affiliate, IEX Services LLC ("Services"), pursuant to Company Rule 2.220. Services also passes through in full any and all fees charged by/rebates received from away venues to the Company, which adds a fee (i.e., $0.0001 per share that is added to a fee and deducted from a rebate), which is, in turn, passed through to the Member. The Company records these as Routed Revenue as well as Cost of Revenues on its consolidated Statement of Income.

Regulatory transaction fees represent Section 31 fees paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. The Company records Regulatory transaction fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the SEC.

Other revenues consist primarily of revenue from trade reporting and tape sharing received from exchanges. Trade reporting and tape sharing represents variable consideration because the consideration is dependent upon activity on the exchange and is recognized over time as market data is consumed. Other revenues also include fees generated from order entry ports and market data subscriptions.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue via a charge from Services. Routing fees are those charged by other national stock exchanges net of rebates. Section 31 fees are paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. Clearing fees, charged by BofA Securities, Inc. to process and clear routed trades and Section 31 fees on routed trades, are both paid by Services and passed through to the Company via the Tri-Party Software License and Expense Sharing Agreement ("Tri-Party ESA"). In September 2023, the Company began making liquidity payments to Members who provide displayed liquidity. The liquidity payments are made on a per-share basis and are directly associated with shares traded on the Company's market and are therefore recognized as a cost of revenue.

Property and Equipment, net

Property and equipment is composed primarily of servers, network switches and firewalls and is carried at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets, which is generally three years. See note 5 for further discussion.

Income Taxes

The Company is a single member limited liability company and is included in the income tax return filed by the Parent, which files as a C-corporation. No income tax provision is required to be recorded by the Company as it is a disregarded entity for tax purposes and not subject to tax.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the consolidated Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

- Level 1 — quoted prices for identical assets or liabilities in active markets.
- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.
- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and restricted cash which is considered Level 1.

Capitalized Software

Capitalization of software development costs begins upon the establishment of technological feasibility of the product and ends upon its general release. After technological feasibility is established, material software development costs are capitalized and then amortized on a straight-line basis over the estimated product life. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. Capitalized costs are amortized on a straight-line basis over a period of three years. See note 6 for further discussion.

Recent Accounting Pronouncements

The Company assessed ASU's issued by the FASB in 2023 and concluded that they are not applicable to its consolidated financial statements.

3. Concentration of Credit Risk

Cash and Restricted Cash

The Company maintains cash and restricted cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate per entity for each bank. At December 31, 2023, the Company had deposits at a financial institution in excess of FDIC limits of approximately $37.2 million.

4. Notes Receivable

CAT NMS, LLC and Thesys CAT LLC (collectively, "CAT1") were formed in response to SEC Rule 613 which requires the Self-Regulatory Organizations ("SROs") to build a comprehensive database and audit trail of all order and trade data in equities and options activity in U.S. markets. The plan formed by the SROs contemplates that 75% of funding will be provided by the industry members and 25% by the SROs.

As of December 31, 2019, the Company had provided funding to CAT1, the previous plan administrator, in the form of promissory notes receivable of approximately $4.5 million. Due to uncertainty concerning the ultimate collectability of the notes, the Company recorded an allowance against the overall amount receivable from CAT1 of approximately $4 million through December 31, 2019. During 2020, the Company fully reserved the total CAT1 notes receivable balance.

During 2019, FINRA was designated as the new plan processor. In connection, a new entity, Consolidated Audit Trail LLC ("CAT2"), was formed to continue the development of the database.

On September 6, 2023 the SEC approved a CAT funding proposal although the approval was rescinded pending the outcome of a lawsuit against the funding proposal. The terms of the proposal allow for a recovery of approximately 58% of pre-CAT1 funding, all CAT1 notes and those CAT2 notes issued before January 1, 2022

Additionally, the approved proposal allows for collection of 67% of the CAT2 notes receivable balances for those notes issued after December 31, 2021. As such, IEX has and continues to reserve 33% of the CAT2 note receivable balance for those notes issued after December 31, 2021.

During 2023, the Company recorded a receivable of $318,000 for pre-funding costs and reversed $2.6 million of previously taken reserve on the CAT1 notes. As of December 31, 2023, the Company has provided total funding to CAT1 and CAT2 in the form of promissory notes receivable of approximately $28.6 million. The Company has recorded a total allowance against this amount as of December 31, 2023 equal to approximately $10.8 million.

All reserve charges and reversals are included in Operating expenses – Impairment allowance on notes receivable on the consolidated Statement of Income.

5. Property and Equipment

Property and equipment consist of:

	December 31, 2023	
Computers and equipment	$	3,362,305
Total property and equipment	$	3,362,305
Accumulated depreciation	$	(8,139)
Total property and equipment, net	$	3,354,166

Depreciation expense of property and equipment amounted to approximately $8,000 for the year ended December 31, 2023.

6. Capitalized Software

Capitalized software consists of:

Capitalized Software	$	14,760,532
Less: Accumulated amortization		(4,363,191)
	$	10,397,341

During 2023, software development costs amounting to approximately $7.8 million were capitalized. Amortization expense was approximately $3.5 million.

Estimated future annual amortization expense is as follows (in thousands):

Year Ending December 31		
2024	$	5,150
2025	$	4,458
2026	$	1,750
2027	$	40

7. Related Party Transactions

Software License and Expense Sharing Agreement

Under the Tri-Party Software License and Expense Sharing Agreement ("Tri-Party ESA") with Services and the Parent, Investors' Exchange LLC ("Exchange") is required to reimburse each party on a monthly basis for expenses incurred on Exchange's behalf. At December 31, 2023, the amount due to the Parent relating to the Tri-Party ESA was approximately $8.3 million. At December 31, 2023, the amount due to Services relating to the Tri-Party ESA was approximately $2.2 million.

As part of the Tri-Party ESA, Exchange agreed to pay Services a monthly Router fee of $350,000 and to pay the Parent a monthly Software License Fee of $300,000. Additionally, the Parent charges Exchange a monthly fee equal to the amortization of the capitalized software utilized by Exchange. These three expenses compose the amount in Software utilization fees in the consolidated Statement of Income.

Exchange also reimburses other affiliates for software utilization fees.

For the year ended December 31, 2023, Exchange's allocation of expenses from the Parent and affiliate, according to the terms and conditions of the Tri-Party ESA, are shown below:

Employee compensation and benefits	$ 52,237,295
Software utilization fees	7,173,517
Professional fees	6,331,362
Technology and communications	6,269,086
Rent and office	4,290,000
Sales and Marketing	2,255,651
Travel and entertainment	269,882
	$ 78,826,793

For the year ended December 31, 2023, the Exchange's allocation of expenses from Services, according to the terms and conditions of the Tri-Party ESA, are shown below:

Routing fees	$ 18,572,260
Technology and communications	4,202,466
SEC Section 31 fees	1,766,125
Clearing fees	966,820
Regulatory fees	110,818
	$ 25,618,489

For the year ended December 31, 2023, the Exchange's allocation of software utilization expense from other affiliates are shown below:

Software utilization fees	$ 180,000
	$ 180,000

Exchange is reimbursed by affiliates for costs relating to Employee compensation and benefits, and other fees. At December 31, 2023, amounts due from affiliates were approximately $339,000.

For the year ended December 31, 2023, Exchange's allocation of Compensation and benefits to the affiliates is shown below:

Employee compensation and benefits	$ 3,546,274
	$ 3,546,274

DAX also reimburses the affiliate for expenses incurred on its behalf. At December 31, 2023, amounts due to the affiliate were approximately $6,966,000.

For the year ended December 31, 2023, DAX's allocation of expenses from the affiliate are shown below:

Employee compensation and benefits	$4,117,985
Technology and communications	1,819,321
Rent and office	710,867
Professional fees	217,134
Travel and entertainment	89,778
Sales and marketing	10,821
	$6,965,906

DAX also reimburses the Parent for expenses incurred on its behalf. At December 31, 2023, the amount due to the Parent was approximately $410,000.

For the year ended December 31, 2023, DAX's allocation of expenses from the Parent are shown below:

Technology and communications	409,628
	$ 409,628

Capital Distributions & Contributions

During 2023, the Company made capital distributions to the Parent totaling $30 million.

8. Share-Based Compensation

The Parent maintains the 2012 and 2022 Equity Incentive Plans (the "Plans"), that were approved by the Parent's Board of Directors and Stockholders in June 2012 and June 2022, respectively.

The Plans permit the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of Restricted Stock Units (“RSUs”) and options is based on the most recent valuation completed by the Parent on the date of grant and is recorded as compensation expense.

The Parent allocates stock compensation expense in addition to salary and benefit expenses to the Company through the Tri-Party ESA based upon services provided by the Parent’s employees. During the year ended December 31, 2023, the Company incurred approximately $11.8 million in stock compensation expense which is recorded in Employee compensation and benefits on the consolidated Statement of Income.

9. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a securities exchange. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company’s business. Where available information indicates that it is probable a liability had been incurred at the date of consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company’s financial position, results of operations or cash flows.

Services uses BofA Securities, Inc., to clear its routed listed cash equity securities. BofA Securities Inc. guarantees the trade until one day after the trade date, after which time the National Securities Clearing Corporation (“NSCC”) provides a guarantee. In the case of a failure to perform on the part on its clearing firm, the Company provides the guarantee to the counterparty to the trade. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

10. Subsequent Events

The Company has evaluated subsequent events through June 27, 2024, the date the consolidated financial statements were available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the consolidated financial statements.

Investors' Exchange LLC

Date of filing: June 28, 2024

Date as of which the information is accurate: June 28, 2024

Exhibit K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Investors' Exchange LLC is 100% owned by IEX Group, Inc. ("IEXG"). IEXG is a privately-held corporation. IEXG is the sole stockholder of the Exchange, and acquired its interest in the Exchange on May 13, 2014. IEXG exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Investors' Exchange LLC

Date of filing: June 28, 2024

Date as of which the information is accurate: June 28, 2024

<u>Exhibit M</u>

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name;**
2. **Date of election to membership or acceptance as a participant, subscriber or other user;**
3. **Principal business address and telephone number;**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**
6. **The class of membership, participation or subscription or other access.**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

Investors' Exchange LLC

Date of filing: June 28, 2024

Date as of which the information is accurate: June 28, 2024

<u>Exhibit N</u>

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.